Zodiac Exploration Inc.

TSX VENTURE: ZEX

January 15, 2013

Zodiac Responds to Increased Trading Volumes

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSXV:ZEX) announces today at the request of The Investment Industry Regulatory Organization of Canada that, as of the date hereof, the Company is unaware of any material change in Zodiac's business activities that would account for the recent increase in trading volumes of the common shares of the Company that are listed on the TSX Venture Exchange under the trading symbol "ZEX".

About Zodiac

Zodiac is a Calgary based company formed to explore for and gas assets in North America with a focus on the San Joaquin Basin in California.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Zodiac Exploration Inc.

Peter Haverson

Interim President and Chief Executive Officer

(403) 444‐7896

www.zodiacexploration.ca